Exhibit 99.2

BY-LAW NO. 3

A BY-LAW RELATING TO ADVANCE NOTICE REQUIREMENTS FOR THE NOMINATION OF DIRECTORS AND THE TRANSPARENCY FOR AGAINST CAMPAIGNS OF TRX GOLD CORPORATION

NOMINATIONS OF DIRECTORS

1.	Nomination procedures. Subject only to the Business Corporations Act (Alberta) (the “Act”) and the articles of the Corporation, only persons who are nominated under the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

a.	by or at the direction of the Board or an authorized officer of the corporation, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.	by any person (a “Nominating Shareholder”) who: (A) at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) complies with the notice procedures set forth in this By-law.

2.	Nominations for Election. The procedures set forth in this By-law shall be the exclusive means for any Shareholder to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.	Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

4.	Manner of timely notice. To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

a.	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new period for the giving of a Nominating Shareholder’s notice as described above.

5.	Proper form of timely notice. To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

a.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a "Proposed Nominee"):

(i)	the name, age, business address and residential address of the Proposed Nominee;

(ii)	the principal occupation or employment of the Proposed Nominee for the previous five (5) years;

(iii)	the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)	any relationships, agreements, arrangements or understandings, including financial, compensation and indemnity-related relationships, agreements, arrangements or understandings, between the proposed nominee or any Affiliates or Associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee and the nominating shareholder; and

(v)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below);

b.	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

c.	a written consent duly signed by each Proposed Nominee with respect to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

(i)	The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii)	References to "Nominating Shareholder" in this Section shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

6.	Eligibility for nomination as a director. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this Bylaw shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

TRANSPARENCY OF AGAINST CAMPAIGNS

7.	Against Campaign. Subject to the Act and the articles of the Corporation, if, at the Proxy Cut-Off of an Uncontested Meeting, the sum of:

a.	the number of votes instructed to be cast against the election of one or more of the directors nominated by the Board in deposited proxies or voting instruction forms;

b.	the number of votes represented by a third-party proxy appointee without instruction in deposited proxies or voting instruction forms; and

c.	the number of votes represented by registered shareholders entitled to vote at the Uncontested Meeting, outside of depositories, for which no proxy has been appointed;

is greater than 50% of the (i) total number of votes represented by deposited proxies or voting information forms plus (ii) the votes represented in 1(c), then the meeting shall be automatically postponed for a single period of up to 45 days, during which time the Corporation may elect to file or disseminate updated information providing any supplemental disclosure or take any further action deemed appropriate by the Board.

8.	Advance Notice Carve Out. An Uncontested Meeting shall not be automatically postponed in accordance with Section 7, if timely notice of an Against Campaign in proper written form has been provided in accordance with this By-law.

9.	Timely Notice of Against Campaign. To be timely, notice of an Against Campaign must be submitted by any shareholder who intends to engage in an Against Campaign in proper written form to the Corporate Secretary at the principal executive offices of the Corporation and filed on SEDAR+ not later than 30 calendar days in advance of such meeting. If no proxy circular has been filed 35 calendar days in advance of such meeting, then notice must be submitted by the close of business on the fifth (5th) calendar day following the filing by the Corporation of a proxy circular relating to such meeting; provided, however, that if after that date the Corporation files or disseminates supplemental disclosure and there is a substantial likelihood that a reasonable shareholder would find the supplemental disclosure important in deciding how to vote on the director nomination resolutions at the meeting, notice may be submitted by no later than the close of business on the fifth (5th) calendar day following such additional filing.

10.	Information Required for Notice of Against Campaign. To be in proper written form, notice of an Against Campaign must set forth, as to each shareholder who intends to engage in an Against Campaign:

a.	if such shareholder is an individual, the name, principal occupation or employment and address of such shareholder;

b.	if such shareholder is not an individual, the name of such shareholder and the name, principal occupation or employment and address of the most senior executive officer or equivalent of the shareholder;

c.	the class or series and number of shares in the capital of the Corporation which are controlled, directed or owned, beneficially or of record, by the shareholder or any other person with whom the shareholder is acting jointly or in concert with respect to the Corporation or its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

d.	their interests in, or rights or obligations associated with any agreement, commitment, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

e.	any, agreement, commitment or understanding relating to the financing of the Against Campaign;

f.	any proxy, contract, arrangement, understanding or relationship pursuant to which such shareholder or any affiliate or associate has a right to vote any shares of the Corporation; and

g.	the reason(s) the shareholder intends to engage in an Against Campaign with respect to any director nominees that are the subject of the Against Campaign.

11.	Terms. For purposes of this By-law:

a.	“Against Campaign” means the communication by a shareholder of (i) their intention to vote against the election of one or more of the individuals nominated by the Board for election as a director of the Corporation or (ii) their opposition to the business and affairs of the Corporation, including any of its directors or management, under circumstances pursuant to which a reasonable person would conclude such shareholder intends to vote against the election of one or more of the individuals nominated by the Board for election as a director of the Corporation, in each case under circumstances reasonably calculated to result in another shareholder (or shareholders) of the Corporation voting against one or more of the directors nominated by the Board.

b.	"Affiliate", when used to indicate a relationship with a specific person, means a person that, directly or indirectly, controls, is controlled by or is under common control with such specified person;

c.	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

d.	"Associate", when used to indicate a relationship with a specified person, means:

(i)	any body corporate or trust of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding;

(ii)	any partner of that person;

(iii)	any trust or estate in which such person has a substantial beneficial interest or in respect of such person serves as trustee or in a similar capacity;

(iv)	a spouse or adult interdependent partner of such specified person;

(v)	any person of either sex with whom such specified person is living in conjugal relationship outside marriage; or

(vi)	any relative of such specified person or of a person mentioned in paragraph (iv) or (v) of this definition, if that relative has the same residence as the specified person;

e.	“Proxy Cut-Off” means the time specified in the notice calling a meeting of shareholders by which a proxy for such meeting must be deposited with the Corporation or its agent;

f.	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the SEDAR+ at www.sedarplus.ca; and

g.	“Uncontested Meeting” means a meeting of shareholders at which the business to be transacted at the meeting includes the election of directors and there is only one candidate nominated for each position available on the Board.

12.	Power of the Chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this By-law and, if any proposed nomination is not in compliance with such procedures, to declare that such defective nomination shall be disregarded.

13.	Delivery of notice. Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

14.	Update of Information Provided by Shareholder. In addition, to be considered timely and in proper written form:

a.	a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting;

b.	Any information required for notice of Against Campaign as per paragraph 9 shall be provided as of the date of such notice; and

c.	A shareholder’s notice shall be updated forthwith to account for any material changes, so that the information provided or required to be provided in such notice shall be true and correct as of the Proxy-Cut Off of the meeting.

15.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

16.	Effective Date. Subject to its confirmation by the shareholders in accordance with the Act, this By-law will come into force on the date approved by the Board.

Approved by the Board: January 11, 2024

Confirmed by the Shareholders: February 29, 2024